Please direct replies to zip code 20549-0510


February 10, 2005

via U.S. mail and facsimile

Tom Djokovich
President and Acting CFO
Xsunx, Inc.
65 Enterprise
Aliso Viejo, CA 92656

Re:	Form 10-KSB for the fiscal year ended September 30, 2004
	File No. 0-29621

Dear Mr. Djokovich:

We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended September 30, 2004

Cover

1.	You indicate in your capital stock transactions footnote on
page
F-8 that your authorized capital was 500,000,000 of no par value stock and that on September 30, 2003 your Board of Directors authorized a 1 for 20 share reverse stock split resulting in 25,000,000 shares of authorized capital. Please tell us why the number of authorized outstanding shares as of January 13, 2005 would be 119,577,012.

Management Discussion and Analysis of Financial Condition and
Results
of Operations, page 17

2.	We note that you have not had revenues since inception.
Please
re-label this section "Management Discussion and Analysis or Plan of
Operation." and expand your disclosures to provide the information required by Item 303(a) of Regulation S-B that addresses your plan of operation.

Controls and Procedures, page 21

3.	Amend your disclosures in the first paragraph to indicate, if true, that your evaluation of disclosure controls and procedures was performed as of the end of the period covered by the Form 10-KSB.
See Item 307 of Regulation S-B. Additionally, amend the second paragraph to address changes in disclosure controls and procedures that occurred during your fourth fiscal quarter. See Item 308 (c) of
Regulation S-B.

Independent Auditor`s Report, page F-1

4.	Please request your auditors to amend their report to state
that
their audit was conducted "in accordance with the standards of the Public Company Accounting Oversight Board (United States)" as outlined in PCAOB Auditing Standard No. 1. Accordingly, they should delete all references to "auditing standards generally accepted in the United States."

5.	Additionally, please request that your auditors revise the
dates
referenced in the third paragraph of their report to agree with all financial statements presented in your Form 10-KSB.

Consolidated Balance Sheet, page F-2

6.	You indicate on all financial statements that they are
"Consolidated;" however, the disclosure provided in your discussion of the business and notes to the financial statements does not indicate that you have subsidiaries or other entities that would be consolidated. Please revise if "Consolidated" is incorrect.

Consolidated Statements of Operations, page F-3

7.	Please tell us what the $1,200,000 "warrant option expense"
represents and supplementally tell us (i) the nature of the underlying expense, (ii) the number of warrants associated with each category of expense, (iii) supporting documentation for the value you assigned to each warrant, and (iv) cash received, if any, related to issuance of these warrants.

8.	We note in your disclosure on page 19 that $900,000 of the
warrants relate to a technology sharing and license agreement.
Please tell us supplementally the terms of this agreement and your proposed accounting for this item.

Consolidated Statements of Cash Flows, page F-4

9.	Please revise the "cash flows from financing activities"
section
of your cash flow statement by removing the non-cash issuances of common stock warrants. These items should be shown as an item to reconcile your net loss to cash flows used by operations and also in a non-cash financing activities disclosure as required by SFAS 95 paragraph 32. Also, please make applicable revisions to your liquidity and capital resources disclosure on page 20 resulting from changes to your cash flow statement.

Consolidated Stockholders` Equity, page F-5

10.	We note your 2003 issuances of 70,000,000 shares of common
stock
for assets and 31,300,000 shares for services. Tell us supplementally how you determined the fair value of the shares you issued.

Note 6 - Warrant for Purchase of Shares, page F-9

11.	It appears that the warrants are exercisable upon the
satisfaction of certain performance conditions. Please tell us supplementally how you have measured the warrants. Refer to SFAS 123 paragraph 8 and EITF 96-18 Issue 4 and related illustrative examples.

Note 7 - Stock Option Plan, page F-10

12.	We note the establishment of your 2004 stock option plan.
Please provide the disclosures required by SFAS 123 paragraphs 46 and
47.

Exhibit 31

13.	Amend your certification to conform wording to example
language
provided in Item 601 (31) of Regulation S-B.

	*	*	*	*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Bret Johnson, Staff Accountant, at (202) 824-5478 or, in his absence, to the undersigned at (202) 824-5373.


Sincerely,



John Cash
Accounting Branch Chief

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Xsunx, Inc.
Form 10-KSB
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE